     As filed with the Securities and Exchange Commission on March 12, 2002
   ---------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                 SCHEDULE 14D-9

                                 AMENDMENT No. 2
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                           RAYTEL MEDICAL CORPORATION
                        (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    755107109
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                                Richard F. Bader
         Chairman of the Board of Directors and Chief Executive Officer
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403

                  (Name, Address and Telephone Number of Person
                 Authorized to receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                    ----------------------------------------

                                 WITH COPIES TO:
                            Dennis C. Sullivan, Esq.
                            Paul A. Blumenstein, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 833-2243

[    ] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on February 22, 2002 by Raytel Medical Corporation, a Delaware corporation ("Raytel"), as amended, relating to the tender offer by SHL TeleMedicine Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of SHL
TeleMedicine Ltd., an Israeli corporation ("SHL"), to purchase all of the issued and outstanding shares of Raytel's common stock par value $.001 per share (the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(3) to the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The following paragraphs under the heading "Item 4. The Solicitation or Recommendation - Background of the Offer; Contacts with SHL" are hereby amended and restated.

     The seventh paragraph on page 10 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On November 6, 2001, Rory Riggs of Balfour, LLC ("Balfour") contacted Houlihan Lokey to express Balfour's interest in the sale process. Balfour is our largest stockholder, currently owning approximately 11.7% of the outstanding shares of our common stock. On November 6, 2001, Houlihan Lokey sent a confidentiality agreement to Balfour for execution. That confidentiality agreement was not executed and returned. Balfour subsequently executed a confidentiality agreement on December 20, 2001, after it had joined with RT to submit a non-binding proposal on December 17, 2001.

     The third paragraph on page 12 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On December 17, 2001, Houlihan Lokey received a letter from RT in which RT proposed an offer of $7.50 to $9.50 which was joined in by Balfour. The letter stated that Balfour was acting in concert with RT for the sole purpose of assisting RT in evaluating, preparing, negotiating and financing the proposed transaction. The revised bid was conditioned on payment by Raytel of $225,000 of RT's out-of-pocket expenses in connection with conducting due diligence and negotiating a definitive agreement in addition to the $75,000 previously agreed to be paid by the special committee and authorizing that $50,000 of the expenses previously agreed to be paid to the financial advisor to RT instead be paid to the financial advisor to Balfour. The proposal acknowledged that Balfour had not agreed to be bound by a confidentiality

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agreement and that, if the RT/Balfour proposal were accepted and we entered into an exclusivity agreement with the RT/Balfour group, Balfour would be prepared to negotiate an acceptable form of confidentiality agreement. On December 18, 2001, Messrs. Bader and Henry and RT filed Amendment No. 1 to their Schedule 13D, and were joined in such filing by Balfour and Rory Riggs, individually. Attached to the amendment was the December 17 letter addressed to Houlihan Lokey.

     The fifth paragraph on page 12 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     By the close of business on December 17, 2001, the special committee had received three proposals to acquire all of our outstanding common stock: the joint proposal from RT and Balfour, the proposal from SHL and a joint proposal by a strategic buyer and financial buyer. In addition, the strategic buyer also made an alternate proposal to acquire only the business assets of our subsidiary, Raytel Cardiac Services, Inc. The joint proposal by the strategic buyer and financial buyer to acquire all of our outstanding stock was at a price per share below the SHL proposal (and below the price of $10.25 per share to be paid in the Offer) and was subject to due diligence conditions and regulatory approval. Each of the proposals contained a condition that the special committee negotiate exclusively with the bidder. At a meeting of the special committee held on December 18, 2001, Houlihan Lokey presented a comparative analysis of the proposals. At the conclusion of the meeting, the special committee instructed Houlihan Lokey to provide additional information to the bidders and to solicit final and best proposals from each bidder by December 21, 2001.

     The sixth paragraph on page 12 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On December 19, 2001, representatives of Houlihan Lokey spoke by telephone conference with CIBC World Markets to discuss SHL's December 17, 2001 proposal letter. Also on December 19, 2001, counsel for the special committee and counsel for Balfour conferred with respect to the special committee's requirement for a confidentiality agreement before information would be provided directly to Balfour. On December 20, 2001, Balfour executed a confidentiality agreement and delivered it to counsel for the special committee. On December 21, 2001, counsel for the special committee notified Houlihan Lokey of receipt of the confidentiality agreement.

     The seventh paragraph on page 12 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On December 20, 2001, Houlihan Lokey provided to each bidder other than RT/Balfour our updated budget for 2002. The management member of the RT/Balfour group had direct access to the budget material in his capacity as our chief executive officer. The updated budget material was also sent to Balfour by Federal Express on December 21, 2001, when Houlihan Lokey was

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advised that Balfour had executed a confidentiality agreement, although
Balfour advised the special committee in March 2002 that the materials were not received by it until December 27, 2001.

     The eighth paragraph on page 12 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On December 20, 2001, each bidder was requested by representatives of Houlihan Lokey to submit a revised non-binding proposal by December 21, 2001 that was responsive to certain questions and comments made by Houlihan Lokey in respect of the bidder's earlier proposal.

     The first full paragraph on page 13 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     In a letter dated December 21, 2001, Balfour claimed that the special committee had breached its fiduciary duties by not permitting Balfour additional time to make its bid, thus not taking adequate steps to maximize stockholder value, and requested an extension of the bid deadline until after the Christmas holidays. In that letter, Balfour reconfirmed the RT/Balfour bid of December 17, 2001.

     The second full paragraph on page 13 of the Schedule 14D-9 is hereby amended and restated to read as follows:

     On December 21, 2001, a meeting of the special committee was held for the purpose of evaluating the updated bids. A second meeting was held on December 22, 2001 to continue the evaluation. Houlihan Lokey presented a comparative analysis of the bids and discussed the bids in detail with the special committee. At the conclusion of those discussions, the special committee determined that it should enter into exclusive discussions with SHL, a condition precedent to SHL's willingness to proceed. This determination was based on a consideration of SHL's proposed purchase price of $11.50 per share (or $11.00 if its due diligence investigation did not support certain assumptions), which represented a substantial premium over the next highest bid, as well as a consideration of the terms, conditions and contingencies of the bid, SHL's proposed timeline for due diligence and negotiation, and an assessment of the likelihood that the proposed transaction would be successfully completed. The special committee also evaluated Balfour's claim and its request for an extension of the bid deadline. The special committee also noted that the SHL bid would expire on December 27, 2001, two business days later, and that negotiation of an exclusivity agreement would be required in order to meet that deadline. The special committee concluded that it would not be in the best interests of our stockholders to delay the bidding process due to its concern that the SHL bid would be lost if the process was revised based upon the request of the RT/Balfour bidder.

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ITEM 8. ADDITIONAL INFORMATION

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     BALFOUR LLC CLAIM

     As described above in "Item 4. - Background of the Offer; Contacts with SHL," the special committee and our board of directors have received several letters from Balfour LLC, a member of one of the bidding groups, and its counsel, in which Balfour contended that members of the special committee and the board of directors breached their fiduciary duties in connection with the process that was employed to seek and evaluate proposals for the acquisition of Raytel. As more fully discussed in "Item 4. - Reasons for the Recommendation of our Board of Directors," the special committee considered these claims and believes that it has followed a fair process designed to maximize stockholder value.

     Counsel for the special committee received an additional letter dated March 6, 2002 from counsel for Balfour, a copy of which is attached hereto as Exhibit (a)(5). Counsel for the special committee responded to the letter on March 8, 2002. A copy of the response is attached hereto as Exhibit (a)(6).
In addition, this Amendment to the Schedule 14D-9 contains several revisions to the disclosure made under "Item 4. - Background of the Offer; Contacts with SHL" to provide additional information relating to some of the contacts between the representatives of the special committee and Balfour.

ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibits:


Exhibit Number                       Title
--------------                       -----
   (a)(5)            Letter dated March 6, 2002 from counsel for Balfour.
   (a)(6)            Letter dated March 8, 2002 from counsel for the special
                     committee.


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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

                                        RAYTEL MEDICAL CORPORATION



Dated:  March 12, 2002                  By:  /s/ Richard F. Bader
                                             ----------------------------------
                                             Richard F. Bader
                                             Chairman of the Board of Directors
                                             and Chief Executive Officers


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


                                INDEX TO EXHIBITS


Exhibit Number                 Title
--------------                 -----
   (a)(5)            Letter dated March 6, 2002 from counsel for Balfour.
   (a)(6)            Letter dated March 8, 2002 from counsel for the special
                     committee.






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